UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
6719
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2006

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition
Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Odyssey Re Holdings Corp.

Full Name of Registrant
N/A

Former Name if Applicable
300 First Stamford Place

Address of Principal Executive Office (Street and Number)
Stamford, CT 06902

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
In its Report on Form 8-K dated July 27, 2006 and the press release attached thereto, Odyssey Re Holdings Corp. (the “Company”) announced that it is restating its financial results for the years 2001 through 2005, as well as its results for the three months ended March 31, 2006. The purpose of the restatement is to correct the accounting treatment for certain equity, convertible bond and fixed income securities held as investments. The Company’s decision to restate its financial results resulted from its determination that while there will be no change in shareholders’ equity resulting from the restatement, the corrections are material to net income or loss in certain previously reported financial periods.
The corrections primarily relate to the accounting for convertible bond securities held as investments. Under SFAS 133, the change in the value of the embedded option in a convertible security is required to be included in income through realized gains and losses rather than unrealized gains and losses included in shareholders’ equity, as previously reported by the Company. In addition, certain gains and losses relating to investments in which the Company utilizes the equity method of accounting should have been recognized as realized gains and losses rather than unrealized gains and losses included in shareholders’ equity, as previously reported by the Company.
In connection with the Company’s restatement of its financial results announced on July 27, 2006 for the years 2001 through 2005, and the three months ended March 31, 2006, the Company requires additional time to ensure that it has identified and reviewed all investments that would be subject to the restatement. The Company expects that there will be investments with embedded derivatives in addition to those previously identified that will be required to be restated, but does not expect these items to change shareholders’ equity. It is possible that further adjustments will be made to the Company’s financial results. The Company expects to file its Quarterly Report on Form 10-Q for the second quarter of 2006 within the next 30 days.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Donald L. Smith, Esq.	203	977-8000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its July 27, 2006 press release, which was furnished as an exhibit to the Company’s Report on Form 8-K filed with the Commission on the same day, the Company reported its earnings for the second quarter of 2006, identifying the anticipated changes in the Company’s results of operations from the corresponding period for the last fiscal year. The Company expects that in conjunction with finalizing its review of investments subject to the restatement, including the restatement of additional securities held as investments that were not previously identified, net income for each of the periods presented will change, but the Company does not expect these items to change shareholders’ equity for each period presented. The changes in net income as a result of the restatement of additional securities are being finalized and are expected to be offset by corresponding changes in other comprehensive income, a component of shareholders’ equity.

Odyssey Re Holdings Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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